SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CP Ships Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

22409VAE2
22409VAD4
(CUSIP Number of Class of Securities)

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika L. Robinson
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$203,755,555.56	$23,982.03

*	The transaction value shown is only for the purposes of calculating the filing fee. The amount shown reflects the cost of purchasing $200,000,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes) plus accrued and unpaid interest up to but excluding December 19, 2005 (the expected date of payment).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by CP Ships Limited, a New Brunswick, Canada corporation, to purchase for cash, on the terms and subject to the conditions set forth in the attached Designated Event Notice, the Designated Event Purchase Offer and Solicitation of Consents (the “Offer to Purchase and Consent Solicitation”) and the Circular accompanying the Offer (the “Circular”), each dated November 8, 2005 (the Offer to Purchase and Consent Solicitation and the Circular together, the “Offer to Purchase”), and the related Consent and Letter of Transmittal (the “Letter of Transmittal”), and any and all of its outstanding 4% Convertible Senior Subordinated Notes due 2024. Copies of the Designated Event Notice, the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1), (a)(2) and (a)(3), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.
ITEM 1.   SUMMARY TERM SHEET.
     The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)	The name of the issuer is CP Ships Limited, a New Brunswick, Canada corporation (“CP Ships” or the “Corporation”), and the address and telephone number of its principal executive office is 2 City Place, Beehive Road, Gatwick, West Sussex, RH6 OPA, and the telephone number is +44 (0) 1293 866 200. The information set forth in the Offer to Purchase in the section captioned “Circular — CP Ships Limited” is incorporated herein by reference.

(b)	The securities that are subject to this offer are the 4% convertible senior subordinated notes due 2024 of CP Ships (the “Notes”). The Notes were issued by CP Ships. As of the date of this statement, there were $200,000,000 aggregate principal amount of the Notes outstanding.

(c)	The information set forth in the Offer to Purchase in the section captioned “Circular — Trading of Notes” is incorporated herein by reference.
On November 4, 2005, the last reported sale price for the Corporation’s common stock was $21.39 per share.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
     (a)  The information set forth under Item 2(a) above is incorporated herein by reference. CP Ships Limited is both the filing person and the subject company.
     As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of CP Ships:

John B. Bowmer	Director

Robert J. Clanin	Director

Peter J. Dey	Director

John D. McNeil	Director

Michael Behrendt	Director and Chairman

Rainer Feuerhake	Director

Raymond R. Miles	Chief Executive Officer and Director

Ian J. Webber	Chief Financial Officer and Director

Alan Boylan	Executive Vice President Commercial

Juan Manuel Gonzalez	Executive Vice President Commercial

Glenn Hards	Executive Vice President Operations

David Auger	Group Financial Controller

John Baker	Senior Vice President, General Counsel and Secretary

Steven Breaux	Chief Information Officer

Salvador Bruno	Senior Vice President

Simon Constant-Glemas	Vice President Internal Audit

Dave Dawson	Senior Vice President

Jeff Drake	Vice President Intermodal

James LaCasse	Senior Vice President

Jeremy Lee	Vice President Investor Relations and Public Affairs

Jeremy Masters	Vice President

Paul Stone	Vice President Human Resources

Iain Torrens	Deputy Chief Financial Officer and Treasurer
The address of each director and/or executive officer listed above is c/o CP Ships Limited, 2 City Place, Beehive Road, Gatwick, West Sussex, RH6 OPA, and each such person’s telephone number is +44 (0) 1293 866 200.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)(1)(i) - (iii), (v) - (viii), (x), (xii) The information set forth in the sections of the Offer to Purchase captioned “Offer to Purchase and Consent Solicitation — The Offer”; “Offer to Purchase and Consent Solicitation — The Consent Solicitation”; “Offer to Purchase and Consent Solicitation — Principal Amount of Notes Subject to the Offer”; “Offer to Purchase and Consent Solicitation — Purchase Price for Deposited Notes and Consent Fee”; “Offer to Purchase and Consent Solicitation — Payment of Interest in Respect of Deposited Notes”; “Offer to Purchase and Consent Solicitation — Procedure for Depositing Notes and Consenting”; “Offer to Purchase and Consent Solicitation — Withdrawal of Deposit and Revocation of Consents”; “Offer to Purchase and Consent Solicitation — Effect of Event of Default”; “Offer to Purchase and Consent Solicitation — Condition of the Consent Solicitation;” “Offer to Purchase and Consent Solicitation — Payment for Deposited Notes and Consent Fee”; “Offer to Purchase and Consent Solicitation — Extension of and Amendments to the Offer and Solicitation”; “Offer to Purchase and Consent Solicitation — Payment in the Event of Mail Service Interruption” and the information set forth in the section of the Offer to Purchase captioned “Circular — Purpose, Effect and Background of the Offer and Solicitation” and “Circular — Income

Tax Considerations — Material United States Federal Income Tax Consequences” is incorporated herein by reference.
(a)(1) (iv), (ix), (xi) Not applicable.

(a)(2) Not applicable.

(b) None of the subject securities is to be purchased from any officer, director or affiliate of CP Ships.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) The Notes are governed by the Indenture, dated February 24, 2004, between CP Ships, as Issuer, and The Bank of New York, as Trustee, and also are governed by a Registration Rights Agreement, dated February 24, 2004, between CP Ships Limited, as Issuer, and Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation, as Initial Purchasers. CP Ships is also a party to the Support Agreement dated August 20, 2005 between TUI AG and CP Ships. The information set forth in the sections of the Offer to Purchase captioned “ Circular — Purpose, Effect and Background of the Offer and Solicitation” and “Circular — Contracts, Arrangements and Understandings” is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Purchase in the section captioned “Circular — Purpose, Effect and Background of the Offer and Solicitation” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section captioned “Circular — Purpose, Effect and Background of the Offer and Solicitation” is incorporated herein by reference.

(c)(1) - (2), (4) - (10) The information set forth in the Offer to Purchase in the section captioned “Circular — Purpose, Effect and Background of the Offer and Solicitation” is incorporated herein by reference.

(c)(3) None.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Purchase in the section captioned “Circular — Source of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) None.

(b) None.
ITEM 9.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the Offer to Purchase in the section captioned “Circular —Fees and Expenses” is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
(a) Not applicable.

(b) Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)(1) None.

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5) None.
ITEM 12.   EXHIBITS.
(a)(1)  Designated Event Notice
(a)(2)  Designated Event Purchase Offer and Solicitation of Consents and Circular
(a)(3)  Consent and Letter of Transmittal
(a)(4)  Notice of Guaranteed Delivery
(a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)  Letter to Beneficial Holders
(a)(7)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(d)(1)  Support Agreement dated August 20, 2005
(d)(2)  Indenture dated February 24, 2004
(d)(3)  Form of Supplemental Indenture
(d)(4)  Registration Rights Agreement dated February 24, 2004
(h)       Not applicable
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Date: November 8, 2005

CP SHIPS LIMITED
By:	/s/ Iain Torrens
Iain Torrens Deputy Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Designated Event Notice

(a)(2)	Designated Event Purchase Offer and Solicitation of Consents and Circular

(a)(3)	Consent and Letter of Transmittal

(a)(4)	Notice of Guaranteed Delivery

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6)	Letter to Beneficial Holders

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(d)(1)	Support Agreement dated August 20, 2005 (incorporated by reference to Exhibit 10.1 of CP Ships’ Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 22, 2005)

(d)(2)	Indenture dated February 24, 2004

(d)(3)	Form of Supplemental Indenture (filed as a Schedule to the Designated Event Purchase Offer and Solicitation of Consents and Circular filed as Exhibit (a)(2) herewith)

(d)(4)	Registration Rights Agreement dated February 24, 2004

(h)	Not applicable